

Mail Stop 3720

November 6, 2008

Via U.S. Mail and Fax (82 31 727 0949)
Mr. Soo-Ho Maeng
Chief Financial Officer
KT Corporation
206 Jungja-dong
Bundang-do
Gyunggi-do
463-711 Korea

   RE: KT Corporation
      Form 20-F for the fiscal year ended December 31, 2007
      Filed June 30, 2008
      File No. 1-14926

Dear Mr. Maeng:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director